

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 19, 2005

Sandra Leung
Vice President & Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-19-2005

Re: Bristol-Myers Squibb Company
Incoming letter dated December 10, 2004

Dear Ms. Leung:

This is in response to your letters dated December 10, 2004 and January 11, 2005 concerning the shareholder proposal submitted to Bristol-Myers by William Steiner. We also have received letters on the proponent's behalf dated December 14, 2004, December 30, 2004 and January 14, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


05002158

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

1412 72

 Bristol-Myers Squibb Company

345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

Sandra Leung
Vice President & Secretary

December 10, 2004

By Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Bristol-Myers Squibb Company: Omission of Shareholder Proposal Submitted by William Steiner

Ladies and Gentlemen:

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action to the Securities and Exchange Commission (the "SEC") if Bristol-Myers Squibb Company ("Bristol-Myers," or the "Company") omits from its 2005 proxy materials a stockholder proposal and statement of support submitted by Mr. William Steiner (the "Proponent") for inclusion in the Company's 2005 proxy materials. The Proponent has appointed John Chevedden as his proxy. The proposal and supporting statement are collectively referred to as the "Proposal" and are enclosed herewith.

We have enclosed, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, along with the Proposal.

The Proposal provides:

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception

would be interference with un-removable contractual obligations prior to this proposal.

The Company believes the Proposal may be excluded under Rules 14a-8(b) and 14a-8(f) because the Proponent failed to provide proof of his eligibility to submit the Proposal.

Under Rule 14a-8(b)(1), to be eligible to submit a shareholder proposal, a shareholder, among other things, "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date" the shareholder submits the proposal. Pursuant to Rule 14a-8(b)(2), the shareholder must prove eligibility by either: (i) submitting to the company "a written statement" from the 'record' holder of his securities verifying that, at the time of submission, he continuously held the securities for at least one year; or (ii) submitting to the company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, "or amendments to those documents or updated forms, reflecting [the shareholder's] ownership of the shares as of or before the date on which the one-year eligibility period begins."

According to the Company's records, the Proponent is not a registered holder of Bristol-Myers Squibb voting securities. Additionally, the Proponent did not provide proof of his eligibility under 14a-8(b) with his letter to the Company, received on October 7, 2004. Pursuant to Rule 14a-8(f)(1), within 14 days of its receipt of the Proposal, the Company sent a letter dated October 11, 2004, by Federal Express, requesting that proof of the Proponent's ownership of Bristol-Myers Squibb securities in excess of $2,000 be provided within 14 days of receipt of the letter (the "Notification Letter"). See Exhibit I. The Company has confirmed that the Proponent received the Notification Letter on October 12, 2004. See Exhibit II. Also, on October 12, 2004, we sent a copy of the Notification Letter to Mr. Chevedden by regular mail. To date, the Proponent has not responded to our request for proof of eligibility.

In addition, on November 8, 2004, the Company sent a letter by Federal Express to Mr. Chevedden that included a copy of the Notification Letter. See Exhibit III. The Company has confirmed that Mr. Chevedden received that letter on November 9, 2004. See Exhibit IV. As of the date of this letter, we have not received proof of the Proponent's eligibility.

Under Rule 14a-8(f)(1), a company may exclude a stockholder proposal if it notifies a shareholder of the problem and the shareholder fails to adequately correct the problem. The staff has previously granted relief where a proponent fails to comply with Rule 14a-8(b). See General Motors Corporation (March 2, 2004) (granting relief under 14a-8(f) where it appeared the proponent did not respond to the request for documentary support of minimum ownership for one year); The Home Depot, Inc. (February 25, 2004) (same); Citigroup Inc. (January 14,

2004) (same); CNF Inc. (January 12, 2004) (same). Here, the Company may exclude the Proposal because it timely notified the Proponent that he should provide proof of eligibility and the Proponent failed to provide proof of his eligibility.

Based on the foregoing, we respectfully request the Staff's concurrence that it will not recommend enforcement action to the SEC if Bristol-Myers omits the Proposal from its 2005 proxy materials.

* * *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable, but in all events before January 28, 2005, so that the Company can meet its printing and mailing schedule for the 2005 Annual Meeting. If you have any questions or require additional information concerning this matter, please call me at (212) 546 4260.

Very truly yours,



Sandra Leung
Vice President and Secretary

Enclosures

cc: Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach CA 90278



Bristol-Myers Squibb Company

345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

Sandra Leung
Vice President & Secretary

October 11, 2004

VIA FEDERAL EXPRESS

Mr. William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Re: Stockholder Proposal

Dear Mr. Steiner:

On behalf of Bristol-Myers Squibb Company, I acknowledge receipt of your stockholder proposal on executive compensation.

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, kindly provide to me proof of ownership of Bristol-Myers Squibb securities in excess of $2,000 within 14 days from the date you receive this letter.

Sincerely,

Sandra Leung

cc: Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

EXHIBIT II

Welcome SANDRA
November 3, 2004 11:44:02

Track Shipments
Detailed Results

Quick Help

Tracking number	792751533933	**Delivery location**	PIERMONT, NJ
Signed for by	Signature release on file	**Delivered to**	Residence
Ship date	Oct 12, 2004	**Service type**	Standard Envelope
Delivery date	Oct 13, 2004 11:04 AM	**Weight**	0.5 lbs.
Status	Delivered		

Date/Time		Activity	Location	Details
Oct 13, 2004	11:04 AM	**Delivered**	PIERMONT, NJ	Left at front door. No signature required - release waiver on file
	8:11 AM	On FedEx vehicle for delivery	MAHWAH, NJ	
	7:02 AM	At local FedEx facility	MAHWAH, NJ	
	5:04 AM	In transit	NEWARK, NJ	Departed location
Oct 12, 2004	2:45 PM	Picked up	NEW YORK, NY	
	9:30 AM	Package data transmitted to FedEx; package not in FedEx possession		

Signature proof | Track more shipments

Email your detailed tracking results (optional)

Enter your email, submit up to three email addresses (separated by commas), add your message (optional), and click **Send email**.

From

To

Add a message to this email.

Send email



Bristol-Myers Squibb Company
345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

Sandra Leung
Vice President & Secretary

November 8, 2004

VIA FEDERAL EXPRESS

Mr. John Chevedden
2215 Nelson Avenue
No. 205
Redondo beach, Ca 90278

Dear Mr. Chevedden:

Pursuant to our brief conversation today, enclosed please find a copy of the letter I sent to Mr. Charles Miller copying you dated November 4, 2004 by Federal Express. Our records indicate it was received by both you and Mr. Miller on November 5, 2004. Also attached is a copy of the letter I sent to Mr. William Steiner dated October 11, 2004 by Federal Express. A copy of that letter was also mailed to you by regular mail on October 12, 2004. Our records indicate the letter was received by Mr. Steiner on October 12, 2004.

Please do not hesitate to contact me should you have any questions.

Very truly yours,



Sandra Leung

/dh
encl.

EXHIBIT IV



Close Window

Print

Track Shipments

Detailed Results

Tracking number	792131799279	**Delivery location**	Redondo Beach, CA
Signed for by	Signature release on file	**Delivered to**	Residence
Ship date	Nov 8, 2004	**Service type**	Priority Envelope
Delivery date	Nov 9, 2004 9:45 AM	**Weight**	0.5 lbs.
Status	Delivered		

Date/Time		Activity	Location	Details
Nov 9, 2004	9:45 AM	**Delivered**	Redondo Beach, CA	Left at front door. No signature required - release waiver on file
	8:15 AM	On FedEx vehicle for delivery	HAWTHORNE, CA	
	7:39 AM	At local FedEx facility	HAWTHORNE, CA	
	5:06 AM	Departed FedEx location	LOS ANGELES, CA	
	4:18 AM	Arrived at FedEx location	LOS ANGELES, CA	
	3:24 AM	Departed FedEx location	MEMPHIS, TN	
Nov 8, 2004	11:44 PM	Arrived at FedEx location	MEMPHIS, TN	
	10:40 PM	Departed FedEx location	NEWARK, NJ	
	9:05 PM	Arrived at FedEx location	NEWARK, NJ	
	5:11 PM	Picked up	NEW YORK, NY	
	1:45 PM	Package data transmitted to FedEx; package not in FedEx possession		

Track more shipments

Email your detailed tracking results (optional)

Enter your email, submit up to three email addresses (separated by commas), add your message (optional), and click **Send email**.

From

To

Add a message to this email.

Send email

Close Window

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
FX: 202-942-9525

December 14, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Bristol-Myers Squibb Company (BMY)
Proponent Position on BMY No-Action Request
William Steiner
Rule 14a-8 Proposal: Executive Compensation

Ladies and Gentlemen:

Contrary to the company claim the broker verification of ownership was faxed to the company two-times for redundancy on October 14, 2004. The verification letter is attached. The company fax number that received the verification was FX: 212-546-4020, the same fax number used for submittal of the original proposal which the company already acknowledges it received. The two faxes were sent on October 14, 2004 at the following times:

08:35:42 PM and 08:40:30 PM according to the telephone bill
20:32 and 20:37 according to the fax machine confirmation

For these reasons it is respectfully requested that concurrence not be granted to the company. The right to submit additional information is requested. I will be glad to provide further documentation.

Sincerely,



John Chevedden

cc:
William Steiner
Sandra Leung

DJF

DISCOUNT BROKERS

Date: 13 OCTOBER 2004

To whom it may concern:

As introducing broker for the account of William Steiner, account number AHS-000736, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 2300 shares of Bristol Myers Squibb; having held at least two thousand dollars worth of the above mentioned security since the following date: 2/6/2002, also having held at least two thousand dollars worth of the above mentioned security from at least one year from the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

BMY

Post-it® Fax Note 7671	Date 10-17-04 # of pages ▶ 1
To Sandra Leung	From Jim Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 212-546-4020	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th Copy for Date-Stamp Return

December 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Bristol-Myers Squibb Company (BMY)
Proponent Position on BMY No-Action Request
William Steiner
Rule 14a-8 Proposal: Executive Compensation

Ladies and Gentlemen:

Contrary to the company claim the broker verification of ownership was faxed to the company two-times for redundancy on October 14, 2004. The verification letter is attached. The company fax number that received the verification was FX: 212-546-4020, the same fax number used for submittal of the original proposal which the company already acknowledges it received. The two faxes were sent on October 14, 2004 at the following times:

08:35:42 PM and 08:40:30 PM according to the telephone bill

20:32 and 20:37 according to the fax machine confirmation

The above times are verified by the attached line-item print-outs.

For these reasons it is respectfully requested that concurrence not be granted to the company. The opportunity to submit additional information is requested. I will be glad to provide further documentation.

Sincerely,



John Chevedden

cc:
William Steiner
Sandra Leung

DJF
DISCOUNT BROKERS

Date: 13 OCTOBER 2004

To whom it may concern:

As introducing broker for the account of William Steiner, account number AHS-000736, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 2300 shares of Bristol Myers Squibb; having held at least two thousand dollars worth of the above mentioned security since the following date: 2/6/2002, also having held at least two thousand dollars worth of the above mentioned security from at least one year from the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

BMY

Post-it® Fax Note 7671	Date 10-17-04 # of pages ▶ 1
To Sandra Leung	From Jim Chevallier
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 212-546-4020	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

10/14	20:32	12125464020	29	01	OK	TX	ECM
10/14	20:37	12125464020	28	01	OK	TX	ECM

212) 546 - 4020	New York	10/14/2004	08 35 42 PM	00 00 35	S0 028
212) 546 - 4020	New York	10/14/2004	08 40 30 PM	00 00 33	S0 026
617) 731 - 6949	[illegible]				

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 14, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Bristol-Myers Squibb Company (BMY)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Executive Compensation
Shareholder: William Steiner

Ladies and Gentlemen:

This responds to the speculative company attempt to disparage the evidence from two sources of redundant faxing of the broker verification of stock ownership. The company has no issue with the accuracy of the broker verification or the "13 October 2004" date on the broker verification letter.

Part of the company speculation is that if a shareholder alternates between a fax cover page and a widely-used fax transmittal post-it that this creates an extraordinary company problem for the receipt of correspondence. And the company suggests that the burden of this company problem should be borne by the shareholder. No other company has complained about fax transmittal post-its. Furthermore the company does not explain how the company could miss two copies of the same broker verification on the same day.

The company speculates that sending two copies of the broker verification so that it will not be missed, instead leads to a question of fax transmission problems. However the company makes no corresponding claim that this speculation is backed up by any abnormal transmission duration for either fax.

Additionally the original proposal was sent only to the same fax number (212-546-4020) as the broker verification. It would seem more likely that company personnel would have trouble tracking a 3-page transmission for a shareholder proposal sent one-time compared to a simple one-page transmission sent twice.

The original company letter requesting broker verification was only two sentences and did not suggest using an alternate fax number. Also the company letter did not have the level of detail to constitute a valid request for broker verification according to rule 14a-8 and the related SLBs.

SLB No. 14 states:

a. Should a company's notices of defect(s) give different levels of information to different shareholders depending on the company's perception of the shareholder's sophistication in rule 14a-8?

No. Companies should not assume that any shareholder is familiar with the proxy rules or give different levels of information to different shareholders based on the fact that the shareholder may or may not be a frequent or "experienced" shareholder proponent [emphasis added].

Furthermore the November 3, 2004 evidence of the company's purported delivery of the request for broker verification is defective in addition to being one-month after the company received the proposal. It appears to only verify that something was delivered to the front door of no particular addresses in Piermont, NJ and no one signed for it.

SLB No. 14 also states:
7. Companies should provide us with all relevant correspondence when submitting the no-action request, including the shareholder proposal, any cover letter that the shareholder provided with the proposal, the shareholder's address and any other correspondence the company has exchanged with the shareholder relating to the proposal. If the company provided the shareholder with notice of a perceived eligibility or procedural defect, the company should include a copy of the notice, documentation demonstrating when the company notified the shareholder, documentation *demonstrating when the shareholder received the notice* and any shareholder response to the notice [emphasis added].

There could be no point in forwarding a third broker verification in November because it could not possibly meet the 14-day deadline. And the company does not even claim that it would have accepted a broker verification in November.

For these reasons it is respectfully requested that concurrence not be granted to the company. The opportunity to submit additional information is requested. I will be glad to provide further documentation.

Sincerely,



John Chevedden

cc:
William Steiner
Sandra Leung

10/14	20:32	12125464020	29	01	OK	TX	ECM
10/14	20:37	12125464020	28	01	OK	TX	ECM

212) 546 - 4020	New York	10/14/2004	08 35 42 PM	00 00 35	S0 028
212) 546 - 4020	New York	10/14/2004	08 40 30 PM	00 00 33	S0 026
617) 731 - 6949	[illegible]				

EXHIBIT C



Bristol-Myers Squibb Company

345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

Sandra Leung
Vice President & Secretary

October 11, 2004

VIA FEDERAL EXPRESS

Mr. William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Re: Stockholder Proposal

Dear Mr. Steiner:

On behalf of Bristol-Myers Squibb Company, I acknowledge receipt of your stockholder proposal on executive compensation.

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, kindly provide to me proof of ownership of Bristol-Myers Squibb securities in excess of $2,000 within 14 days from the date you receive this letter.

Sincerely,

Sandra Leung

cc: Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278



Bristol-Myers Squibb Company
345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

Sandra Leung
Vice President & Secretary

January 11, 2005

By Fax and Federal Express
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Bristol-Myers Squibb Company: Omission of Stockholder Proposal Submitted by William H. Steiner: Response to Proponent's Reply Dated December 30, 2004.

Ladies & Gentlemen:

This responds to a letter dated December 30, 2004 that I received by regular mail on January 10, 2005 from Mr. John Chevedden as legal proxy for William H. Steiner, a copy of which is attached as Exhibit A. I also received by regular mail on January 7, 2005 another letter from John Chevedden dated December 18 concerning the same matter, a copy of which is attached as Exhibit B. He did not enclose with the December 18 letter a fax confirmation sheet or telephone bill, contrary to the indication otherwise. As explained further below, Mr. Chevedden's letters of December 30 and December 18 should have no impact whatsoever on the Company's position that Mr. Steiner's stockholder proposal may be excluded from its 2005 proxy materials under Rule 14a-8(f).

As noted in our previous correspondence, the Company has no record of having received from Mr. Chevedden proof of stock ownership relating to Mr. Steiner's stockholder proposal until it received just this week Mr. Chevedden's untimely letter dated December 30. Mr. Chevedden enclosed with his December 30 letter what he states are excerpts from a fax confirmation sheet and from a telephone bill. These submissions only raise questions, and provide no answers. The documents that Mr. Chevedden states are an excerpted fax sheet and telephone bill if genuine appear to reflect transmissions sent to an company site-wide fax machine located in a mail room at our New York City office. While it is possible Mr. Chevedden sent documents by fax on October 14, 2004, his own documents reflect that he did not use a fax cover page (as he usually does use) but rather apparently only a small post-it note to indicate that I was the intended recipient. In addition, the fax number reflected in Mr. Chevedden's enclosed documents was not his own documents reflect that he did not use a fax cover page (as he usually does use) but rather apparently only a small post-it note to indicate that I was the intended recipient. In addition, the fax number reflected in Mr. Chevedden's enclosed documents was not the more direct fax number for my office which he has used in the past (which is 212.546.4260). Finally, there is no explanation as to why the documents would have been faxed twice in five minutes. Perhaps Mr. Chevedden's fax machine was having technical problems, and the documents were never sent.

Furthermore, if Mr. Chevedden believed that he faxed the information on October 14, why neither he nor Mr. Steiner responded by telephone or otherwise to my prior repeated correspondence in which I indicated that we had not received the required stock ownership information? As reflected in our initial no-action letter request of December 10, 2004, we submitted to the Staff a request that the Staff concur in the exclusion of the stockholder proposal because Mr. Steiner failed to provide required proof of ownership of our stock. As indicated in the letter, on October 11, 2004, I sent a letter to Mr. Steiner, copying Mr. Chevedden, requesting proof of ownership within 14 days of receipt of my letter. A copy of that letter is attached as Exhibit C. On November 8, 2004, I sent another letter to Mr. Chevedden (Exhibit D) relating to a separate stockholder proposal he submitted as proxy for another stockholder, but advising him that I did still had not received his own proof of ownership in connection with the proposal at issue here, and referenced the letter attached as Exhibit C. Mr. Chevedden did not respond to the letter. The first correspondence I received from Mr. Chevedden relating to Mr. Steiner's proof of ownership was the letter dated December 18, which I received on January 7, 2005.

We understand that Mr. Chevedden submits numerous stockholder proposals each year requiring him to keep track of a significant amount of correspondence. However, perhaps due to the volume of such correspondence, we do not believe that Mr. Chevedden took the steps necessary to ensure his compliance with the procedural requirements reflected in Rule 14a-8(f). I respectfully reiterate my request the Company's request for no action be granted.

Very truly yours,



Sandra Leung

Enclosures

cc: Mr. John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

December 30, 2004


RECEIVED
SANDRA LEUNG

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Bristol-Myers Squibb Company (BMY)
Proponent Position on BMY No-Action Request
William Steiner
Rule 14a-8 Proposal: Executive Compensation

Ladies and Gentlemen:

Contrary to the company claim the broker verification of ownership was faxed to the company two-times for redundancy on October 14, 2004. The verification letter is attached. The company fax number that received the verification was FX: 212-546-4020, the same fax number used for submittal of the original proposal which the company already acknowledges it received. The two faxes were sent on October 14, 2004 at the following times:
08:35:42 PM and 08:40:30 PM according to the telephone bill
20:32 and 20:37 according to the fax machine confirmation
The above times are verified by the attached line-item print-outs.

For these reasons it is respectfully requested that concurrence not be granted to the company. The opportunity to submit additional information is requested. I will be glad to provide further documentation.

Sincerely,

John Chevedden

cc:
William Steiner
Sandra Leung

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872


RECEIVED
JAN - 6
SANDRA LEUNG

6 Copies
7th Copy for Date-Stamp Return

December 18, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Bristol-Myers Squibb Company (BMY)
Proponent Position on BMY No-Action Request
William Steiner
Rule 14a-8 Proposal: Executive Compensation

Ladies and Gentlemen:

Contrary to the company claim the broker verification of ownership was faxed to the company two-times for redundancy on October 14, 2004. The verification letter is attached. The company fax number that received the verification was FX: 212-546-4020, the same fax number used for submittal of the original proposal which the company already acknowledges it received. The two faxes were sent on October 14, 2004 at the following times:

08:35:42 PM and 08:40:30 PM according to the telephone bill
20:32 and 20:37 according to the fax machine confirmation

For these reasons it is respectfully requested that concurrence not be granted to the company. The opportunity to submit additional information is requested. I will be glad to provide further documentation.

Sincerely,

John Chevedden

cc:
William Steiner
Sandra Leung


DJF

DISCOUNT BROKERS

Date: 13 OCTOBER 2004

To whom it may concern:

As introducing broker for the account of William Steiner, account number AHS-000736, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 2300 shares of Bristol Myers Squibb; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/6/2002, also having held at least two thousand dollars worth of the above mentioned security from at least one year from the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

BMY

Post-it® Fax Note 7671	Date 10-17-04 # of pages ▶ 1
To Sandra Leung	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 212-546-4020	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

10/14	20:32	12125464020	29	01	OK	TX	ECM
10/14	20:37	12125464020	28	01	OK	TX	ECM

212) 546 - 4020	New York	10/14/2004	08 35 42 PM	00 00 35	SC 028
212) 546 - 4020	New York	10/14/2004	08 40 30 PM	00 00 33	SC 026
617) 731 - 6949	[illegible]				

EXHIBIT C



Bristol-Myers Squibb Company

345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

Sandra Leung
Vice President & Secretary

October 11, 2004

VIA FEDERAL EXPRESS

Mr. William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Re: Stockholder Proposal

Dear Mr. Steiner:

On behalf of Bristol-Myers Squibb Company, I acknowledge receipt of your stockholder proposal on executive compensation.

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, kindly provide to me proof of ownership of Bristol-Myers Squibb securities in excess of $2,000 within 14 days from the date you receive this letter.

Sincerely,

Sandra Leung

cc: Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278



Bristol-Myers Squibb Company

345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

Sandra Leung
Vice President & Secretary

November 8, 2004

VIA FEDERAL EXPRESS

Mr. John Chevedden
2215 Nelson Avenue
No. 205
Redondo beach, Ca 90278

Dear Mr. Chevedden:

Pursuant to our brief conversation today, enclosed please find a copy of the letter I sent to Mr. Charles Miller copying you dated November 4, 2004 by Federal Express. Our records indicate it was received by both you and Mr. Miller on November 5, 2004. Also attached is a copy of the letter I sent to Mr. William Steiner dated October 11, 2004 by Federal Express. A copy of that letter was also mailed to you by regular mail on October 12, 2004. Our records indicate the letter was received by Mr. Steiner on October 12, 2004.

Please do not hesitate to contact me should you have any questions.

Very truly yours,

Sandra Leung

/dh
encl.



Bristol-Myers Squibb Company

345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

Sandra Leung
Vice President & Secretary

January 11, 2005

By Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Bristol-Myers Squibb Company: Omission of Stockholder Proposal Submitted by William H. Steiner

Ladies and Gentlemen:

Enclosed are six copies of the stockholder proposal and supporting statement submitted by John Chevedden as legal proxy for William H. Steiner, together with the cover letter. These materials were inadvertently omitted from the company's submission for request for no action in a letter dated December 10, 2004.

Sincerely,



Sandra Leung

William Steiner
112 Abbottsford Gate
Piermont, NY 10968


RECEIVED
OCT - 7 2004
SANDRA LEUNG

Mr. Peter R. Dolan
Bristol-Myers Squibb Company (BMY)
345 Park Ave
New York NY 10154

Dear Mr. Dolan,

This Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This proposal is respectfully submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

William Steiner 9/28/04
William Steiner Date

cc: Sandra Leung, Corporate Secretary
PH: 212 546-4000
FX: 212 546-4020

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 19, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bristol-Myers Squibb Company
Incoming letter dated December 10, 2004

The proposal relates to compensation.

Rule 14a-8(b) requires that a proponent have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year prior to submitting the proposal. The proponent was required to provide a written statement from the record holder verifying that the proponent continuously owned the securities for a period of one year as of the time he submitted the proposal. We note, however, that Bristol-Myers failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in Bristol-Myers' request for additional information from the proponent. Accordingly, unless the proponent provides Bristol-Myers with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Bristol-Myers omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Kurt K. Murao
Attorney-Advisor